

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail:
J. Lloyd Breedlove
President and Chief Executive Officer
Anpath Group, Inc.
515 Congress Avenue, Suite 1400
Austin, TX 78701

> **Re: Anpath Group, Inc.**
> **Form 10**
> **Filed February 19, 2014**
> **File No. 000-55148**

Dear Mr. Breedlove:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the day you filed it. You will then be subject to the reporting requirements of the Securities Exchange Act of 1934, including the requirements to File Forms 10-K, 10-Q, and 8-K even if we still have open comments on your Form 10. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you respond to our comments.

2. Based upon the Commission's guidance in response to Question 54 in the Jumpstart our Business Startup Act Frequently Asked Questions, it would appear that you qualify as an "emerging growth company," as the term is defined in the Jumpstart Our Business Startups Act. If true, in an appropriate section of the filing please disclose that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Registration Cover Page

3.   Please explain why the address on your website, which is located in Orlando, FL, differs from the one on your cover page, as well as your "Properties" disclosure on page 16 of the registration statement.

Item 1. Business, page 2

Business Development, page 2

Organization and Other Corporate Developments, page 2

4.   Please disclose here that your auditor has issued a going concern opinion, as well as that you have accumulated a deficit of $5.5 million and experienced recurring losses since inception.

5.   Please revise the second paragraph of your disclosure to state that you have no independent operations and that all of your business is conducted through your wholly owned subsidiary, ESI.

Business, page 2

Business Development, page 2

Organization and Other Corporate Developments, page 2

6.   In the fourth paragraph of your narrative, you state that you ceased normal operations in 2011. Please tell us and disclose:
- if and how this relates to your reorganization and emergence from Chapter 11 bankruptcy on December 23, 2010;
- the effect that emergence from bankruptcy had on your current structure and capitalization;
- when you ceased normal operations and what occurred during this time period; and
- when you resumed normal operations and the resulting impact on your financial statements, if any.

Business, page 3

7.   In the first paragraph on page three, please revise your disclosure to state that in order for you to fund your working capital needs and begin production of your products, you must raise an estimated amount of $2 million either through equity offerings, debt offerings or a combination thereof. Please revise this disclosure anywhere in the filing where it appears. In addition, with a view towards disclosure, please tell us whether at this time you have any committed sources of funding or whether you have entered into any agreements or arrangements with respect to your fundraising efforts.

8.   In an appropriate section of the filing, please describe how you estimated the $2 million amount needed to fund your operations, presenting also a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones during the next 12 months that you will need to complete prior to your products' reaching the market, as well as the projected timeline for achieving each step. For example, please discuss how you plan to fully develop the ESI PCMX-based chemical emulsion technology platform once you receive the necessary funding. In this regard we note your "Primary Technology Platform" disclosure on page three.

9.   Supplementally please tell us the language of origin for the word "anpath." Through a review of publicly available information, we were unable to determine that "anpath" means "the absence of disease."

10.   With respect to your statements about your products' characteristics and properties, your disclosures should be revised to provide the basis substantiating the various claims discussed under "Anpath PCMX Chemical Emulsion Product Characteristics," including statements such as the "ESI formulation became the sole disinfectant of choice used by the Washington Metropolitan Area Transit Authority…" or that your product has "unique

characteristics…permit[ting] the introduction of biocides that are efficacious, possessing the ability to destroy a wide-range of disease-causing microorganisms." Please note that these are only examples. In addition, briefly explain what AMS1453, AMS-1452A, 1453 & D6-7127 specifications are.

Primary Technology Platform, page 3

11.   Please reconcile your disclosure that your trade secrets and patents pending offer "significant barriers to competition" with your disclosure on page 6 that "[t]here are over 35 dominant major oilfield chemical suppliers… with a remaining fragmented set of smaller companies."

Principle products or services and their markets, page 4

12.   Please more fully describe your plan to develop, license, and privately label your technology in several different product categories, by specifically identifying the steps you have taken to accomplish these objectives. In addition, please disclose whether you are currently engaged in discussions to license or privately label your technology.

13.   Please ensure that your disclosure provides information on products which you can currently produce and deliver. For example, at the end of page eight you disclose that in addition to the GeoTru and EcoTru products, a third product EnviroTru is also registered with the EPA; however, EnviroTru is not discussed as one of your products in this section of the filing. In addition, ESI's website, www.envirosi.com, lists a category of products related to animal care, EquineTru® Skin and Hoof Treatment; however, we are unable to locate disclosure about this product in the filing. Disclosure of your products' characteristics should be consistent with the terms of your EPA registration. In this regard, we note that while GeoTru's "Conditional" product registration required that you deleted the claim that the product was "Readily Biodegradeable," in the fourth paragraph of your Geo-Biocides disclosure on page four you state that GeoTru is "readily biodegradable and with surface active properties."

Geo-Biocides, page 4

14.   Please expand your disclosure at the end of the fourth paragraph to provide the reader with a clear understanding of how GeoTru functions in the oil field environment and whether it has already been tested and used in this application. Please also explain what "[e]xtensive development efforts have been undertaken to address the production needs in the field" means.

15.   Please provide support for your disclosure that "US well stimulation material demand continues to grow."

16.   Please substantiate your claim that GeoTru meets "EPA Requirements for Toxicity Category IV for no special warnings or precautionary statements required for harmful ingestion, inhalation, and dermal effects," given the "Precautionary Statement: Hazardous to humans and domestic animals" label found in EPA's December 16, 2010 letter. We make the same observation with respect to your page five disclosure about EcoTru, in light of EPA's August 9, 2000 letter requesting that you "[d]elete the statement 'NO EYE OR SKIN IRRITATION' and the toxicity Category IV for labeling."

Surface Disinfectants, page 5

17.   Please provide support for your disclosure that "[w]hen initially introduced, EcoTru was known to be the *first* product of its kind to address the mission-critical needs of infection prevention without sacrificing safety or compromising the environment" [emphasis added].

Distribution methods of products or services, page 5

18.   Please explain what it means for GeoTru's market to be "focused and highly visible."

19.   Please further expand your disclosure to elaborate on the following statements:
*   your surface disinfectant technology is "widely accepted" by certain industries;
*   the relationships you have developed with oil and gas industry chemical distribution partners and how you intend to leverage these relationships to distribute your products;
*   with respect to your EcoTru distribution model, the steps you have taken to partner with industry focused distribution leaders;
*   whether you have had any EcoTru sales to international markets; and
*   an objective criterion as to what constitutes "a drastic reduction in freight costs." With a view towards disclosure, please tell us which of the four product sizes listed on ESI's website represents a product concentrate (we note the availability of 22oz spray bottles, as well as one, five and 55 gallon containers for both EcoTru and EnviroTru.)

Competitive Business Conditions and the Small Business Issuer Competitive Position in the Industry and Methods of Competition, page 6

20.   Please remove "Small Business Issuer" from the title of this subsection. The category of "small business issuer" no longer exists under the SEC rules and regulations. See SEC Release 33-8876 for further guidance.

21.   When describing your competitors' products, you should also disclose the basis you relied upon in making claims about their products' properties and characteristics. In this regard we note statements such as "[a]ll are toxic and not eco-friendly." Please revise your disclosure accordingly.

Oil and Gas, page 6

22.   In the last sentence of the second paragraph, please discuss the products, besides EcoTru, that you have formulated with nature-based actives.

Patents, trademarks, licenses, franchises…, page 7

23.   Please disclose the status of your patent application process and whether your business is dependent on obtaining this patent. Additionally, please clarify whether you have one or two patent applications pending, because other parts of your registration statement, such as the "With the exception of two patent applications..." risk factor on page 10, indicate that you currently have two patent applications pending.

Cost and Effects of Compliance with Environmental Laws, page 8

24.   Please disclose whether you are currently in compliance with EPA's registration requirements. We note your disclosure about required payment of registration and annual maintenance fees. With a view towards disclosure, please tell us whether the cost of compliance with the applicable environmental regulations could have a material impact on your business.

Item 1A. Risk Factors, page 9

Risks Related to Our Company, page 9

25.   Please add a risk that addresses the fact that you are a majority owned company where Mr. Batson owns over 50% of your outstanding shares of common stock.

The slow global economic recovery could adversely affect the Company's business, page 9

26.   As drafted this risk appears to apply to any company in any industry. Please revise your disclosure to identify the unique aspects of the slow economic global recovery that relate to your business.

Forward-looking Statements, page 14

27.   Please revise your disclosure at the end of the second paragraph to state that you have no obligation to update any of your forward-looking statements other than as required by law.

Item 2. Financial Information, page 14

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 15

Results of Operations, page 14

28.   When discussing changes in your results of operations, please also discuss the reasons for the significant decrease in revenue during the fiscal year. For example, please disclose if the decrease in revenues in fiscal year 2013 was attributable to the unavailability of your product(s) or lack of demand for certain products.

29.   We note disclosure in the second paragraph that you realized a $170,292 loss in 2013 from the cancellation of the manufacturing agreement with Minntech Corp. In an appropriate section of the filing please disclose how you are currently manufacturing your products and whether you have entered into a new manufacturing arrangement. To the extent applicable, please disclose the material terms of this arrangement. Given the significant impact that the loss with Minntech had on your results of operations, please revise your filing to include a related risk factor disclosure.

Item 3. Properties, page 16

30.   Please reconcile your disclosure here that your office space is rent free with your disclosure in the first paragraph on page 16 that "occupancy and office spaces increased to $14, 846."

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

31.   Please revise the tabular disclosure to separately identify Arthur Douglas & Associates, Inc. as the beneficial owner of 3,634,813 shares. Please also disclose the address of each beneficial owner. See Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 17

Business Experience, page 17

32.   Please disclose Mr. Breedlove's principal occupation for the past 5 years. We note that disclosure related to his principal occupation(s) between 2006-2013 is missing. See Item 401(e)(1) of Regulation S-K. Please also confirm that Mr. Breedlove is *not* a director of the company.

33.   For your directors, Mr. Spencer and Dr. Robbins, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that they should serve as directors in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Significant Employees, page 18

34.   Please disclose Mr. Malchesky's principal occupation and employment for the past five
        years. See Item 401(c) of Regulation S-K.

Item 6. Executive Compensation, page 20

Summary Compensation Table, page 20

35.   Following the completion of fiscal year 2014, please update your summary compensation
        table accordingly. In addition, please include a footnote disclosing all assumptions made
        in valuing your executive officers' stock awards. See Instruction 1 to Item 402(n)(2)(v)
        and (vi) of Regulation S-K. Please disclose the material factors considered by the board
        in granting the stock awards to your executive officers. See Item 402(o) of Regulation S-
        K.

36.   Please reconcile the grant date fair value of the stock awards with your disclosure on
        page 15 that your payroll expense increased to $4,381,047 due to "non-cash
        compensation of management."

Director Compensation, page 22

37.   Please provide director compensation disclosure for the most recently completed fiscal
        year. In this regard, we note that at the time of the filing, you should have included
        director compensation for the fiscal year ended March 31, 2013. In addition, please
        include a footnote disclosing for each director the aggregate number of stock awards and
        the aggregate number of option awards outstanding at fiscal year end. See Instruction to
        Item 402(r)(2)(iii) and (iv) of Regulation S-K. In addition, given that that Mr. Spencer's
        director fees exceed Dr. Robbin's fees by $8,000, please describe why their respective
        compensation arrangements differ. See Item 402(r)(3)(ii) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 22

38.   Please provide corporate governance disclosure in accordance with Item 407(a) of
        Regulation S-K.

39.   We note that this section does not include the $60,270 advance made to the company by
        its controlling stockholder, as disclosed in Note 7 to your financial statement, as well as
        the 3,525,000 shares issued to the majority shareholder "for services" (see "Note 8 –
        Subsequent Events" disclosure on page 35). Please revise this section to include all the
        information required under Item 404(d) of Regulation S-K.

40.   We note that on June 7, 2013, you issued 100,000 shares to John and Margaret Spencer for "services rendered." With a view towards disclosure, please tell us whether Mr. and Mrs. Spencer are related to Mr. Christopher Spencer, a director of the company. If so, please disclose the relationship between the Spencers, as well as the services rendered by John and Margaret Spencer to the company. For guidance, please see Item 404(d)(1) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 22

Market Information, page 22

Item 10. Recent Sale of Unregistered Securities, page 25

41.   Please ensure that the shares granted to officers and directors for services rendered during fiscal year 2014, are properly disclosed as executive and director compensation.

Item 13. Financial Statements and Supplementary Data, page 27

Audited Consolidated Financial Statements, page 27

Consolidated Statements of Operations, page 30

42.   It appears to us that the weighted average number of common shares outstanding does not appropriately reflect your February 15, 2013 reverse stock split. Please revise this, as well as basic and diluted net loss per share information, as appropriate. Please also revise your March 31, 2012 balance sheet disclosures and your earnings per share information for the nine months ended December 31, 2013 and 2012 to reflect the reverse stock split. Refer to SAB Topic 4C.

Consolidated Statements of Cash Flows, page 32

43.   The end of the period cash balance for the year ended March 31, 2012 does not agree with the cash balance on your consolidated balance sheet at March 31, 2012, or with the beginning of the period cash balance for the year ended March 31, 2013 on your statement of cash flows. Please revise your statements accordingly.

Note 8 – Subsequent Events, page 35

44.   Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1. This comment also applies to the unaudited financial statements for the interim period ended December 31, 2013.

Unaudited Financial Statements, page 37

45.   Please provide the shareholders' equity disclosures required by ASC 505-10-50-2.

46.   We refer to the 5,375,000 shares of common stock issued to various parties during June 2013. Please expand your disclosures to include:
- your accounting policies for stock-based compensation to employees and non-employees for services provided. Refer to ASC 718-10-30 and ASC 505-50-30 for guidance; and
- the disclosures required by ASC 718-10-50, as applicable.

47.   Please disclose the material provisions of the $205,000 note payable to Alpha Capital Anstalt.

48.   With respect to the lawsuit filed by a former employee, please provide the disclosures required by ASC 450-20-50.

Exhibits, page 43

49.   Please include a listing of your subsidiaries as Exhibit 21 with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Branden Burningham (Via e-mail)
         Burningham and Burningham